FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025
Commission File Number: 001-40930

OCEANPAL INC.
(Translation of registrant's name into English)

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 28, 2025, the audit committee of OceanPal Inc. (the “Company”) received correspondence from Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“EY”), informing the Company of its resignation as the Company’s independent registered public accounting firm effective October 28, 2025.

The audit reports of EY on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2024 and 2023 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2024 and 2023 and during the period from January 1, 2025 through the date hereof, there were (i) no “disagreements” with EY, as such term is used in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), and defined in Instruction 4 to Item 16F over any matters with EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures that, if not resolved to EY’s satisfaction, would have caused EY to make reference to the subject matter of the disagreement(s) in connection with its reports, and (ii) no “reportable events,” as the term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company provided EY with a copy of this foregoing disclosure and requested that EY furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether EY agrees with the above statements, and, if not, stating the respects in which it does not agree. A copy of EY’s letter is furnished as Exhibit 16.1 to this Form 6-K.

Upon approval of its audit committee, the Company expects in due course to engage a new independent registered public accounting firm to replace EY and will announce such engagement when it occurs.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2025 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate this report on Form 6-K, including Exhibit 16.1 by reference to its Form 20-F to the extent necessary to satisfy such reporting obligations.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961 and 333-273073) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023 and July 14, 2023, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: October 28, 2025
	By:	/s/ Vasiliki Plousaki
Vasiliki Plousaki
Chief Financial Officer

Exhibit Index

Exhibit Number	Document

16.1	Letter from Ernst & Young (Hellas) Certified Auditors Accountants S.A. dated October 28, 2025.